MEDISTEM INC.
2223 West Pecos Road, Suite 6
Chandler, AZ 85224

December 2, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Medistem Inc.
Application for Withdrawal of Form 15 – Certification and Notice of Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934 (File No. 333-100137)

 Dear Sir or Madam:

Medistem Inc. hereby respectfully requests that the Securities and Exchange Commission withdraw its Certification and Notice of Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934 as filed on Form 15 on November 26, 2008 (accession number 0001393905-08-000337).

Should the staff have any questions concerning this letter of withdrawal or require any further information or clarification, please do not hesitate to contact our legal counsel, Jere M. Friedman, at 602-955-3800.

Very truly yours,

MEDISTEM INC.

By: /s/ Steven M. Rivers
Steven M. Rivers
Chief Financial Officer